SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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POST-EFFECTIVE AMENDMENT NO. 1 to
Form S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

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THE DOW CHEMICAL COMPANY
(a Delaware corporation)
Executive Offices -- 2030 Dow Center
Midland, Michigan 48674

(Name, state of incorporation and address of principal
executive office of registrant)

I.R.S. Employer Identification No. 38-1285128

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THE DOW CHEMICAL COMPANY
1998-99 EMPLOYEES' STOCK PURCHASE PLAN
(Full title of the plan)

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Richard L. Manetta
Corporate Vice President and General Counsel
THE DOW CHEMICAL COMPANY
2030 Dow Center
Midland, Michigan 48674

(Name and address of agent for service)

Telephone: (989) 636-1000

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This Post-Effective Amendment No. 1 is being filed to amend Registration Statement No. 333-52991 on Form S-8 pursuant to which the Registrant originally registered 2,000,000 shares of its Common Stock, par value $2.50 per share (the "Stock"), for sale through The Dow Chemical Company 1998-99 Employees' Stock Purchase Plan (the "Plan"). After the Registration Statement was filed and became effective, eligible employees purchased 1,008,899 shares of the Stock under the provisions of the Plan. Accordingly, the Registrant hereby deregisters the remaining 991,101 shares of the Stock. (All numbers are on a pre-split basis and do not reflect the 3 for 1 stock split that was effective on June 16, 2000).

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this amendment to Registration Statement No. 333-52991 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Michigan, on November 6, 2001.


THE DOW CHEMICAL COMPANY
(Registrant)

By: /S/ RICHARD L. MANETTA
    RICHARD L. MANETTA, Corporate
    Vice President and General Counsel
